

07002419

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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OMB Number 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 53521

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2006** AND ENDING **DECEMBER 31, 2006**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

DOYLE, MILES & CO., LLC **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

c/o GETTENBERG CONSULTING – 40 WALL STREET – 34TH FLOOR

NEW YORK	**NEW YORK**	**10005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRUCE KOWAL **(212) 668 - 8700**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ***BRUCE DOYLE***, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of
DOYLE, MILES & CO., LLC, as of DECEMBER 31, 2006,
are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ____________________
Signature

____
Title

X Christine Cooper
Notary Public

CHRISTINE COOPER
Notary Public, State Of New York
No.01CO6085064
Qualified In Queens County
Commission Expires Dec.23, 2006

CHRISTINE COOPER
Notary Public, State Of New York
No.01CO6085064
Qualified In Queens County
Commission Expires Dec.23, 2010

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NAME OF ORGANIZATION: ***DOYLE, MILES & CO., LLC***

ADDRESS: *c/o Gettenberg Consulting, 40 Wall Street – 34th Floor, New York, NY 10005*

DATE: **DECEMBER 31, 2006**

NEW YORK STOCK EXCHANGE, INC.
20 BROAD STREET - 23rd Floor
NEW YORK, N.Y. 10005

Att: Member Firms Department

Gentlemen:

WE, THE UNDERSIGNED **members or allied members** of ***DOYLE, MILES & CO., LLC,*** caused an audit to be made in accordance with the prescribed regulations and have arranged for the prescribed financial report based upon such audit.

We hereby certify that, to the best of our knowledge and belief, the accompanying financial report prepared as of **DECEMBER 31, 2006** represents a true and correct financial statement of our organization and that the report will promptly be made available to those members and allied members whose signatures do not appear below.

I, ***BRUCE DOYLE,*** swear that to the best of my knowledge and belief, the accompanying financial statements and supporting schedule(s) pertaining to the Firm of

DOYLE, MILES & CO., LLC, as of ***DECEMBER 31,2006,***

are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, director or member has any proprietary interest in any account classified solely as that of customer, except as follows:

No Exceptions

(Signature)

(Title)

Christine Cooper
(Notary Public)

CHRISTINE COOPER
Notary Public, State Of New York
No.01CO6085064
Qualified In Queens County
Commission Expires Dec.23, 2004

CHRISTINE COOPER
Notary Public, State Of New York
No.01CO6085064
Qualified In Queens County
Commission Expires Dec.23, 2010

DOYLE, MILES & CO., LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$ 277,179
Due from clearing broker	378,611
Commissions receivable	1,498
Fixed assets, net of accumulated depreciation of $114,945 (Note 3(d))	22,200
Other assets	1,000
Total assets	$ 680,488

LIABILITIES AND CAPITAL

Liabilities	
Accounts payable and accrued expenses	$ 132,030
Total liabilities	132,030
Commitments and Contingencies (Notes 5 and 6)	
Capital (Note 7)	548,458
Total liabilities and capital	$ 680,488

The accompanying notes are an integral part of this statement.

DOYLE, MILES & CO., LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

Note 1 - Nature of Business

Doyle, Miles & Co., LLC, a limited liability company (The "Company") is a New York State company formed in 2002, for the purpose of conducting business as a broker on the floor of the New York Stock Exchange (NYSE). The Company withdrew its NYSE membership on February 23, 2007 (Note 2). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), and is also a member of the National Association of Securities Dealers, Inc. ("NASD").

Note 2- Going Concern Operation

The accompanying statements have been prepared assuming the Company will continue as a going concern. On February 23, 2007, the Company withdrew its NYSE membership as a broker/dealer. The Company, at present, has no operating revenue and has no meaningful operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company remains a member of the NASD. Management of the Company is exporing ways to generate sufficient operating revenue to continue operations. There can be no assurance that management's plans, as described above, will be realized.

Note 3 - Summary of Significant Accounting Policies

a) ***Revenue Recognition***
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

b) ***Income Taxes***
Income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of Company earnings for federal and state income tax purposes. The accompanying financial statements have been adjusted to provide for unincorporated business tax based upon Company income, if applicable.

c) ***Cash and Cash Equivalents***
The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Note 3 - Summary of Significant Accounting Policies (continued)

d) Equipment

Equipment is carried at cost and is depreciated over a useful life of 5-7 years using the straight-line method.

e) Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 4 - Profit Sharing Plan

The Company maintains a defined contribution plan covering substantially all employees. The Company contributes annually a match contribution based upon the amount the employees contribute and, at the discretion of management, up to 15% of the eligible compensation. The Company's liability to the plan for the year ended December 31, 2006 was $17,696.

Note 5 - Commitments

Office Lease

The Company leases premises under a lease expiring June 30, 2007. At December 31, 2006, the minimum rental commitment before escalations under the lease is as follows:

Year	Amount
2007	$36,875

Note 6 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary

Note 7 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2006, the Company had net capital of $508,760, which was $499,958 in excess of its required net capital of $8,802. The Company's net capital ratio was 25.95%.

A copy of the Firm's statement of Financial Condition as of December 31, 2006, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Doyle, Miles & Co., LLC
c/o Gettenberg Consulting
40 Wall Street, 34th Floor
New York, NY 10005

We have audited the accompanying statement of financial condition of Doyle, Miles & Co., LLC as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Doyle, Miles & Co., LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company's ability to continue in the normal course of business is dependent upon the success of future operations. The Company, on February 23, 2007, withdrew its NYSE membership, and at present has limited operating revenue and no meaningful operations, which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 23, 2007


SEC MAIL
PROCESSING
RECEIVED
FEB 2 7 2007
WASH. D.C.
210
SECTION

DOYLE, MILES & CO., LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006


SEC MAIL PROCESSING
RECEIVED
FEB 27 2007
WASH, D.C.
210
SECTION

DOYLE, MILES & CO., LLC
INDEPENDENT AUDITORS' COMMENTS

DECEMBER 31, 2006



LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Members of
Doyle, Miles & Co., LLC
c/o Gettenburg Consulting
40 Wall Street, 34th Floor
New York, NY 10005

Gentlemen:

In planning and performing our audit of the financial statements of Doyle, Miles & Co., LLC for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion of the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) and (2) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Doyle, Miles & Co., LLC that we considered relevant to the objectives stated in Rule 17a-5 (g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (II); (2) in complying with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that may be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Doyle, Miles & Co., LLC to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Further, that no material differences existed between our computations of your net capital, or determination of the reserve requirements, and your corresponding Focus Report Part IIA filing, except as noted in Schedule 1.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (N.Y.)

New York, NY
February 23, 2007


END